UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 000-52482

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2011

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JINHAO MOTOR COMPANY
Full Name of Registrant

N/A
Former Name if Applicable

Dawang Industrial Park, Hi-Tech Exploit Area
Address of Principal Executive Office (Street and Number)

Zhaoqing City, Guangdong 526238, People's Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, within the grace period afforded by Exchange Act Rule 12b-25.

On April 15, 2011, the Company disclosed in a current report on Form 8-K, that its audit committee, which consists of two independent directors participating in the Company's first annual reporting cycle since the Company's reverse acquisition transaction in August 2010, is conducting an independent review of certain of the Company's accounting policies and practices and related matters to ensure that the Company's financial reporting is as complete and accurate as possible. The Audit Committee has not completed its review and has made no findings to date, however, the Company intends to submit such filing as soon as practicable after completion of the Audit Committee's review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chak Shing Tsoi (CEO)	86	7583625628
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[           ] Yes [ x ] No

Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[   ] Yes [           ] No *

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________
* The Company's narrative disclosure in Part III hereof, is incorporated herein by reference. At this time, the Company is unable to predict if any significant change in results of operations from the quarter ended March 31, 2010 will be reflected by the earnings statements to be included in the report for the quarter ended March 31, 2011.

JINHAO MOTOR COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ Chak Shing Tsoi
Chak Shing Tsoi
	Title:	Chief Executive Officer